Exhibit 99.2

STAR BULK CARRIERS CORP.
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AMENDMENT TO PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2025
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EXPLANATORY STATEMENT
This Amendment (the “Amendment”) amends the Proxy Statement, dated March 25, 2025 (the “Proxy Statement”) of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), relating to the Annual Meeting of Shareholders to be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on May 14, 2025 at 15:00 local time, or at any adjournment or postponement thereof (the “Meeting”). The sole purpose of this Amendment is to reduce the quorum requirement. Except as amended by the information contained herein, all information set forth in the Proxy Statement remains the same and should be considered in casting your vote in person at the Meeting. No other changes have been made to the Proxy Statement.
This Amendment should be read in conjunction with the Proxy Statement. Shareholders who have already authorized their proxies to vote do not need to take any action, unless they wish to change or revoke their prior proxy or voting instructions.
On April 28, 2025, the Board of Directors of the Company, having determined it to be in the best interest of shareholders, approved reducing the Company’s quorum requirement from a majority of issued and outstanding shares to one third of issued and outstanding shares, as permitted by the laws of the Republic of the Marshall Islands. As such, the Proxy Statement is amended as follows:

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The third sentence under “VOTING RIGHTS AND OUTSTANDING SHARES” is replaced with the following: “Shareholders of record holding at least a one-third of the shares issued and outstanding and entitled to vote at the Meeting and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.”

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING BY INTERNET OR BY TELEPHONE OR IN PERSON, WE ENCOURAGE YOU TO READ THE PROXY STATEMENT AND OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2024, AND SUBMIT YOUR PROXY USING ONE OF THE VOTING METHODS DESCRIBED IN THE “INFORMATION CONCERNING SOLICITATION AND VOTING” SECTION IN THE PROXY STATEMENT. IF YOU HAVE PREVIOUSLY VOTED BY INTERNET OR BY TELEPHONE OR SUBMITTED YOUR PROXY CARD OR VOTING INSTRUCTIONS BY MAIL, NO FURTHER ACTION IS REQUIRED.